SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 March 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 24 March 2017 re: Director/PDMR Shareholding

                                                                                                                                   24 March 2017

LLOYDS BANKING GROUP PLC (‘GROUP’) - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (‘PDMRs’) IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH (‘SHARES’)

This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2016 Annual Report and Accounts published on 22 February 2017. The 2016 Annual Report and Accounts is available on the ‘Annual Reports’ page in the ‘Investors & Performance’ section of the Group’s website www.lloydsbankinggroup.com.

Group Chief Executive Deferred Bonus Award for 2013 Performance
As described in the Summary Remuneration Announcement, a Deferred Bonus Award is due to be released in 2017 to the Group Chief Executive which relates to performance in 2013.

In this respect, the Group announces that António Horta-Osório, today acquired, after the settlement of income tax and national insurance contributions, 1,085,157 Shares (for nil consideration) following the vesting of his 2013 Deferred Bonus Award. The Group Chief Executive is required to hold the Shares for a further two years.

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement, the form of the Group Chief Executive’s increase in base salary will follow that for 2016, with 2 per cent delivered in cash (in line with other colleagues) and the remainder delivered in Shares.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, 14,029 Shares were acquired on 24 March 2017 on behalf of António Horta-Osório in respect of his January, February and March 2017 salary. The acquisition price was 68.471 pence per Share.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the first quarter of 2017 under the Group’s Fixed Share Award, as described in the Summary Remuneration Announcement. In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, Shares were acquired on 24 March 2017 on behalf of the PDMRs as listed in the table below. The acquisition price was 68.471 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Shares
António Horta-Osório	174,161
Juan Colombás	96,176
George Culmer	97,530
Andrew Bester	94,821
Karin Cook	78,566
Simon Davies	94,821
Antonio Lorenzo	96,718
Vim Maru	78,566
Zak Mian	78,566
David Oldfield	88,048
Matt Young	67,729

Exercise of options to acquire Shares
Karin Cook, a PDMR, acquired 1,079,885 Shares, following the exercise of a share award (for nil consideration) on 22 March 2017. Karin Cook has retained all the Shares apart from 508,969 Shares which were sold (at 67.43 pence per Share) to meet income tax and national insurance contributions arising from the acquisition. Karin Cook is required to hold the Shares until 1 September 2017.

Transfer of shares
The Group announces that Karin Cook, a PDMR, transferred 118,031, Shares to her husband, Timothy Cook, a person closely associated with her, on 23 March 2017, who acquired the Shares for nil consideration.

Share Disposal
The Group announces that Andrew Bester, a PDMR, sold 100,066 Shares at 67.56 pence per Share and 122,870 Shares at 67.55 pence per Share on 23 March 2017. Following the sale of Shares, Andrew Bester (and persons closely associated) holds 3,622,592 Shares, including Shares subject to holding periods of up to a further two years post vesting, and continues to comply with the Group’s shareholding policy requirements.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
Acquisition of Shares – Gross number of Shares released for 2013 Deferred Bonus Award before sale of Shares for income tax and national insurance contributions (NICs).
.
Acquisition of Shares - Portion of the Group Chief Executive’s increase in base salary delivered in Shares (as described in the Summary Remuneration Announcement) in respect of January, February and March 2017 salary.

Acquisition of Shares - In respect of the first quarter of 2017 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2013 Deferred Bonus Award (Gross)	GBP00.0000	2,047,466
	Acquisition of Shares	GBP00.68471	14,029
	Fixed Share Award	GBP00.68471	174,161

d)	Aggregated information - Aggregated volume - Price	2,235,656 See 4(c)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2013 Deferred Bonus Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.6840	962,309

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	96,176

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.68471	97,530

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bester
2	Reason for the notification
a)	Position/status	Group Director & Chief Executive, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	94,821

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.6756	100,066
		GBP00.6755	122,870

d)	Aggregated information - Aggregated volume - Price	222,936 GBP00.6755
e)	Date of the transaction	23 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Director Operations
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	78,566

d)	Aggregated information - Aggregated volume - Price	N/A (Single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award (Gross) before sale of Shares for income tax and NICs.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,079,885

d)	Aggregated information - Aggregated volume - Price	N/A (Single transaction)
e)	Date of the transaction	22 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the exercise of share award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.6743	508,969

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	22 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Transfer of Shares to her husband, Timothy Cook, a person closely associated, who acquired the Shares for nil consideration.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	118,031

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	23 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Timothy Cook
2	Reason for the notification
a)	Position/status	A person closely associated with Karin Cook, a PDMR
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares for nil consideration from his wife, Karin Cook, a PDMR.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	118,031

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	23 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	94,821

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	96,718

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Group Customer Products & Marketing
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	78,566

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Digital & Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	78,566

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Retail and Consumer Finance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	88,048

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Young
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the first quarter of 2017 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.68471	67,729

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	24 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 March 2017